June 5, 2026

Mary M. Swann
Vice President, Corporate Secretary and Associate General Counsel
FIRSTENERGY CORP
341 White Pond Drive
Akron, Ohio 44320

        Re: FIRSTENERGY CORP
            Registration Statement on Form S-3
            Filed May 29, 2026
            File No. 333-296357
Dear Mary M. Swann:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Erin E. Martin